EXHIBIT 12.1
Federal Home Loan Bank of San Francisco
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

(Dollars in millions)	2017	2016	2015	2014	2013
Earnings:
Income before assessments	$421	$798	$716	$241	$360
Fixed charges	1,035	608	430	467	605
Total earnings	$1,456	$1,406	$1,146	$708	$965
Fixed charges:
Interest expense	$1,033	$607	$429	$466	$604
Estimated rental expense based on an interest factor	2	1	1	1	1
Total fixed charges	$1,035	$608	$430	$467	$605
Ratio of earnings to fixed charges	1.41	2.31	2.67	1.52	1.59